September 9, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Katherine Bagley

Re:	NeoGames S.A. Registration Statement on Form F-1, Filed (File No. 333-259376) Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form F-1 (File No. 333-259376) (the “Registration Statement”) of NeoGames S.A. (the “Company”) relating to the registration of the Company’s ordinary shares, no par value.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Monday, September 13, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to prospective underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement. .

We, the undersigned, as representatives of the Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby retract our acceleration request filed on September 7, 2021.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. Morgan Securities LLC Deutsche Bank Securities Inc.

As Representatives of the Several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Haley Trethaway
	Name:	Haley Trethaway
	Title:	Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Reza Akhavi
	Name:	Reza Akhavi
	Title:	Managing Director

By:	/s/ John Perry
	Name:	John Perry
	Title:	Director